Exhibit 99.4

LAKE SHORE GOLD CORP.

as Borrower

and

SPROTT RESOURCE LENDING PARTNERSHIP

as Agent

and

THE SEVERAL LENDERS

FROM TIME TO TIME PARTIES HERETO

FOURTH CREDIT AGREEMENT MODIFICATION AGREEMENT

Dated as of October 9, 2012

Fourth Credit Agreement Modification Agreement

FOURTH CREDIT AGREEMENT MODIFICATION AGREEMENT (the “Fourth Credit Agreement Modification Agreement”) dated as of October 9, 2012 between Lake Shore Gold Corp., a corporation incorporated under the laws of Canada (the “Borrower”), the several lenders from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and Sprott Resource Lending Partnership, as administrative agent (the “Agent”).

WHEREAS the Borrower, the Lenders and the Agent entered into a credit agreement dated as of June 13, 2012 (the “Credit Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a credit agreement modification agreement dated as of June 29, 2012 (the “Credit Agreement Modification Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a second credit agreement modification agreement dated as of August 20, 2012 (the “Second Credit Agreement Modification Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a third credit agreement modification agreement dated as of August 29, 2012 (the “Third Credit Agreement Modification Agreement”, and together with the Credit Agreement, the Credit Agreement Modification Agreement and the Second Credit Agreement Modification Agreement, the “Facility Agreements”);

AND WHEREAS in order to permit the Borrower to deliver the Security over the Fenn-Gib Project and the Thorne Property as contemplated in Section 8.1(bb) of the Credit Agreement, the Borrower has requested certain amendments to the Facility Agreements (i) to provide additional time to obtain the necessary regulatory approvals and complete all necessary registrations, (ii) to permit the Barrick Back-In Right (as defined below) under the Facility Agreements, (iii) to permit the disposition of the Barrick Back-In Properties (as defined below) and the discharge of the Lender’s Security over the Barrick Back-In Properties upon the exercise of the Barrick Back-In Right in accordance with the terms of the Barrick Back-In Agreement, and (iv) to provide for the Borrower’s commitment to enter into a new lease with Shareholders Securities Ltd., all in accordance with the terms of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1                                                                               Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Facility Agreements.

1.2                                                                               Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                                                                               Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                                                                               Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 12.1 of the Credit Agreement, such service to become effective five Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.5                                                                               Time of the Essence

Time shall in all respects be of the essence of this Agreement.

ARTICLE 2

AMENDMENTS TO DEFINITIONS

2.1                                                                               Definitions

(a)                                 Section 1.1 of the Credit Agreement is hereby amended by adding the following defined terms:

“Barrick” means Barrick Gold Corporation, a corporation incorporated under the laws of Canada;

“Barrick Back-In Right” has the meaning given to the term “Back-In Right” in Section 1 of the Barrick Back-In Right Agreement;

“Barrick Back-In Right Agreement” means the Option to Purchase (Back-In Right Agreement) made the 18th day of August, 2011 between the Borrower and Barrick, pursuant to which the Borrower granted to Barrick the Barrick Back-In Right;

“Back-In Properties” has the definition set out in Schedule B to the Barrick Back-In Right Agreement;

“Consideration” has the meaning given in Section 4(d) of the Barrick Back-In Right Agreement;

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ARTICLE 3

BARRICK BACK-IN RIGHT

3.1                                                                               Consent to Barrick Back-In Right

The Lenders hereby consent to the grant by the Borrower of the Barrick Back-In Right in accordance with the terms of the Barrick Back-In Right Agreement and hereby confirm that the Barrick Back-In Right shall constitute a “Permitted Lien” under the Credit Agreement.  The Lenders hereby authorize and direct the Agent to execute and deliver to Barrick the form of confirmation acknowledgment attached as Schedule A hereto.

3.2                                                                               Disposition of Assets

Section 8.2(c)(i) of the Credit Agreement is hereby amended by deleting that Section in its entirety and replacing it with the following:

“(i)  Secured Assets, or any interest therein (including the grant of any royalty, joint venture or other interest other than as specifically disclosed herein), without the prior written approval of the Agent (with the consent of the Majority Lenders) other than sales, transfers or other dispositions of (A) inventory or gold disposed of in the ordinary course of business, (B) worn out, unserviceable or obsolete equipment, (C) other assets of the Companies the aggregate fair market value of which shall not exceed $5,000,000 in any Fiscal Year, (D) joint ventures with bona fide arms length third parties on terms acceptable to the Agent (with the consent of the Majority Lenders), acting reasonably, (E) any sale, transfer or other disposition of the Fenn-Gib Project or the Thorne Property provided that such sale, transfer or other disposition is made to a bona fide arms length third party for fair market value and further provided that the Borrower uses all net proceeds from such Transfer for the development of the Timmins/Thunder Creek Mine Complex and the Bell Creek Mill or as otherwise permitted herein, and (F) the disposition of the Barrick Back-In Properties to Barrick pursuant to the terms of the Barrick Back-In Right Agreement, provided always that the Borrower shall have complied with its obligations under Section 3.3 of the Fourth Credit Agreement Modification Agreement.”.

3.3                                                                               Payment of Consideration and Partial Discharge

(a)                                 Upon the exercise by Barrick of the Barrick Back-In Right, the Borrower shall forthwith pay or cause to be paid to the Agent for the benefit of the Lenders (and any other lender to whom a Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b) of the Credit Agreement), in Canadian dollars, all Consideration paid by Barrick on the exercise therefor, up to a maximum amount equal to the sum of (i) the Gold Loan Facility Prepayment Amount and (ii) the Standby Line Facility Prepayment Amount.  The Agent shall distribute such cash proceeds to the Lenders pro rata in proportion to their respective Prepayment Amounts.  All amount received by the Gold Loan Facility Lenders shall be applied on account of future Gold Loan Facility Payment Amounts coming due in accordance with Section 6.1 of the Credit Agreement, in reverse order, starting with the Gold Loan Facility Payment Amount coming due on the Gold Loan Facility Maturity Date.  All amounts received by the Standby Line Facility Lenders shall be applied on account of the outstanding balance of the Standby Line Facility in the order and priority determined by the Standby Facility Lenders, and the Gold Loan Facility Commitment Amount and the Standby Line Facility Commitment Amount shall be reduced by the amounts so paid.

(b)                                 Upon receipt of the Consideration payable by Barrick to the Borrower pursuant to the terms of the Barrick Back-In Agreement, the Lenders shall, at the request and expense of

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the Borrower, discharge their security interest over the Barrick Back-In Properties.  For greater certainty, nothing in this Section 3.3 shall require the Lenders to release or discharge their security interest over the Borrower’s joint venture interest formed on the exercise by Barrick of the Barrick Back-In Right, which the Lenders shall hold a first priority security interest over, subject only to Permitted Liens.

3.4                                                                               Default

The occurrence of any breach or default by the Borrower under the Barrick Back-In Right Agreement shall constitute an Event of Default under the Credit Agreement.

ARTICLE 4

SHAREHOLDERS SECURITIES LEASE

4.1                                                                               Shareholders Securities Lease

In consideration of and notwithstanding the registration of a charge of lease from the Borrower in favour of the Lender against title to the mining claims described in PIN Nos. 65379-0195; 65379-0193; 65379-0189; 65379-0194; 65379-0192 and 65379-0191 Cochrane, the Borrower hereby undertakes to use all reasonable commercial efforts to negotiate a new lease with Shareholders Securities Ltd., as landlord, which shall reflect the terms contained in the estoppel certificate dated July 11, 2011 from Shareholders Securities Ltd. to Barrick Gold Inc., attached as Schedule B hereto.  The Borrower shall commence such negotiations forthwith and shall deliver to the Agent a fully executed copy of such lease with Shareholders Securities Ltd. on or before the date which is six (6) months from the date of this Agreement.

ARTICLE 5

FENN-GIB AND THORNE PROPERTY SECURITY

5.1                                                                               Covenant to Provide Security and Title Opinion

Section 8.1(bb) of the Credit Agreement, as previously amended by the Second Credit Agreement Modification Agreement and a Request for Waiver dated September 14, 2012 accepted by the Agent on behalf of the Lenders, is hereby amended by deleting reference to “October 9, 2012” and replacing it with “November 15, 2012”.

ARTICLE 6

MISCELLANEOUS

6.1                                                                               General Rule

Subject to the terms and conditions herein contained, the Facility Agreements are hereby amended to the extent necessary to give effect to the provisions of this Agreement and to incorporate the provisions of this Agreement into the Facility Agreements.

6.2                                                                               Future References to the Credit Agreement

On and after the date of this Agreement, (i) each reference in the Facility Agreements to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, and (ii) each reference in the other Credit Documents to the

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Credit Agreement, shall mean and be a reference to the Facility Agreements as amended hereby.  The Facility Agreements, as amended hereby, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

6.3                                                                               Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

6.4                                                                               Conflict

If any provision of this Agreement is inconsistent or conflicts with any provision of the Facility Agreements, the relevant provision of this Agreement shall prevail and be paramount.

6.5                                                                               Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

6.6                                                                               Entire Agreement

This Agreement amends and modifies the Facility Agreements and together with them and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

6.7                                                                               Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

LAKE SHORE GOLD CORP.

By:	“Anthony Makuch”
Authorized Signatory

By:	“Alasdair Federico”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Agent

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Peter Grosskopf”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Lender

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Peter Grosskopf”
Authorized Signatory

SAMGENPAR LTD., as Lender

By:	“Steven Rostowsky”
Authorized Signatory

EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP, by its general partner, Resource Capital Investment Corporation, as Lender

By:	“Gretchen Carter”
Authorized Signatory

DUNDEE CORPORATION, as Lender

By:	“Sivan Fox”
Authorized Signatory

“Lucie Presot”
Authorized Signatory

SIGNED AND DELIVERED in the presence of: )
)
)
(Signature))	“A. Murray Sinclair”
)	A. MURRAY SINCLAIR
)
(Print Name))
)
)
(Address))
)
)
(Occupation))
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CIDEL TRUST COMPANY, in trust for RRSP #135300 (Stewart Robertson), as Lender

By:	“Bradley Gibbert”
Authorized Signatory

SCHEDULE A

BARRICK CONFIRMATION ACKNOWLEDGEMENT

TO:	BARRICK GOLD CORPORATION (“Barrick”)

AND TO:	SPROTT RESOURCE LENDING PARTNERSHIP, in its capacity as agent under the Credit Agreement (as defined below) (“Sprott”)

AND TO:	THE LENDERS (as defined below)

Reference is made to an Option to Purchase (Back-In Right Agreement) between Barrick and Lake Shore Gold Corp. (“Lake Shore”) dated August 18, 2011 (the “Back-in Agreement”).

Pursuant to a credit agreement dated as of June 13, 2012, as amended, between Lake Shore, as borrower, and Sprott, as agent, and the several lenders from time to time parties thereto (such lenders being the “Lenders”, and the foregoing credit agreement, as amended, supplemented, revised, restated or replaced from time to time being the “Credit Agreement”), Lake Shore entered into certain credit facilities with Sprott and, as security for the performance of Lake Shore’s obligations to Sprott and the Lenders pursuant to or in connection with the Credit Agreement, has granted to Sprott (for its own benefit as agent and for the benefit of the Lenders) security (the “Sprott Security”) over Lake Shore’s interest in the Back-in Properties (as defined in the Back-in Agreement).

Pursuant to the Back-In Agreement, Lake Shore has requested that Sprott confirms certain matters to Barrick, all as more particularly set out below.

1.                                      Sprott in its own right and as agent for the Lenders hereby:

(a)                                 confirms that Barrick’s Back-in Right shall not be postponed or subordinated in any manner whatsoever to any security interest granted by Lake Shore to Sprott and the Lenders in the Back-In Properties pursuant to the Sprott Security;

(b)                                 confirms that Lake Shore will be permitted (or, in circumstances provided in the Back-in Agreement, Barrick shall be permitted) to obtain a discharge of the Sprott Security registered against the Back-In Properties upon payment to Sprott on account of the outstanding balance under the Credit Agreement of an amount equal to the Consideration (as defined in the Back-in Agreement) payable by Barrick to Lake Shore under Section 4(d) of the Back-in Agreement upon the exercise by Barrick of the Back-In Right (which discharge, for greater certainty, shall not include a discharge of any security interest granted by Lake Shore in favour of Sprott over Lake Shore’s interest in the joint venture formed pursuant to the Back-in Agreement or any other properties or assets of Lake Shore); and

(c)                                  acknowledges Barrick’s rights under the Back-in Agreement and the asset purchase agreement dated May 4, 2011 among Barrick Gold Corporation, Barrick Gold Inc., LAC Properties Inc. and Lake Shore, as it relates to the Back-In Right, and agrees that it will hold and deal with the Sprott Security so as not to frustrate or impair such rights of Barrick.

[signature page follows]

Dated: October           , 2012

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Agent

By:
Authorized Signatory

By:
Authorized Signatory

SCHEDULE B

SHAREHOLDERS SECURITIES ESTOPPEL CERTIFICATE

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